VIZSLA RESOURCES CORP.

(the "Company")

Form 51-102F6V

Statement of Executive Compensation

For the Year Ended April 30, 2020

Introduction

The following information, dated as of October 16, 2020, is provided pursuant to Form 51-102F6V - Statement of Executive Compensation for Venture Issuers. Venture Issuer has the meaning as defined in National Instrument 51-102 - Continuous Disclosure Obligations.

For the purpose of this Form, a "Named Executive Officer" or "NEO" means (i) each individual who, during any part of the financial year ended April 30, 2020, served as the Company's Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO"), (ii) the Company's most highly compensated executive officer (other than the CEO and the CFO), as at April 30, 2020 whose total compensation was, individually, more than $150,000 for that financial year; and (iii) each individual who would have satisfied the criteria in (ii) but for the fact that such individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of such financial year.

For the financial year ending April 30, 2020, the Company had the following Named Executive Officers: Michael Konnert, President and CEO of the Company, Martin Bajic, CFO of the Company and Charles Funk, VP of Exploration of the Company.

Director and named executive officer compensation, excluding compensation securities

The following table of compensation, excluding options and compensation securities, provides a summary of the compensation paid by the Company to each NEO and director of the Company, current or former, for the completed financial years ended April 30, 2020, 2019 and 2018.

Director and named executive officer compensation, excluding compensation securities

The following table of compensation, excluding options and compensation securities, provides a summary of the compensation paid by the Company to each NEO and director of the Company, current or former, for the completed financial years ended April 30, 2020, 2019 and 2018.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert[1]	2018	Nil	Nil	Nil	Nil	Nil	Nil
President, CEO &	2019	60,000	Nil	Nil	Nil	Nil	60,000
Director	2020	220,000	100,000	Nil	Nil	Nil	320,000

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Kenneth Phillippe[2]	2018	Nil	Nil	Nil	Nil	Nil	Nil
CFO	2019	10,000	Nil	Nil	Nil	Nil	10,000
(former)	2020	Nil	Nil	Nil	Nil	Nil	Nil
Martin Bajic[7]	2018	N/A	N/A	N/A	N/A	N/A	N/A
CFO	2019	N/A	N/A	N/A	N/A	N/A	N/A
	2020	48,000	Nil	Nil	Nil	Nil	48,000
Charles Funk[8]	2018	N/A	N/A	N/A	N/A	N/A	N/A
VP of Exploration	2019	N/A	N/A	N/A	N/A	N/A	N/A
	2020	187,777	Nil	Nil	Nil	Nil	187,777
Craig Parry[3]	2018	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2020	26,667	100,000	Nil	Nil	Nil	126,667
Simon Cmrlec[4]	2018	N/A	N/A	N/A	N/A	N/A	N/A
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2020	10,000	Nil	Nil	Nil	Nil	10,000
Stuart Smith[5]	2018	N/A	N/A	N/A	N/A	N/A	N/A
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2020	10,000	Nil	Nil	Nil	Nil	10,000
Christopher[6]	2018	Nil	Nil	Nil	Nil	Nil	Nil
Dyakowski	2019	Nil	Nil	Nil	Nil	Nil	Nil
Director (former)	2020	N/A	N/A	N/A	N/A	N/A	N/A

(1) Michael Konnert has been President, CEO and a Director since September 26, 2017, the date of Incorporation.

(2) Kenneth Phillippe was CFO from September 26, 2017 until June 10, 2019.

(3) Craig Parry has been a Director since December 18, 2018.

(4) Simon Cmrlec has been a Director since February 21, 2019

(5) Stuart Smith has been a Director since February 22, 2019

(6) Christopher Dyakowski was a Director from September 26, 2017 to February 22, 2019.

(7) Martin Bajic has been CFO since June 10, 2019.

(8) Charles Funk has been VP of Exploration since June 1, 2019.

External management companies

None of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Stock options and other compensation securities

The following table of compensation securities provides a summary of all compensation securities granted or issued by the Company to each NEO and Director of the Company, current and former, for the financial year ended April 30, 2020, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries:

Compensation Securities
Name and position	Type of Compen -sation security	Number of Compensa -tion securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Michael Konnert[1]	Option	550,000	02/27/2019	$0.15	$0.15	$0.43	02/26/2029
President, CEO &		250,000	06/13/2019	$0.17	$0.17		06/13/2024
Director		450,000	12/30/2019	$0.69	$0.69		12/30/2024
Martin Bajic[2]	Option	36,000	06/13/2019	$0.17	$0.17	$0.43	06/13/2024
CFO		50,000	12/30/2019	$0.69	$0.69		12/30/2024
Charles Funk[3]	Option	400,000	06/13/2019	$0.17	$0.17	$0.43	06/13/2024
VP of Exploration		325,000	12/30/2019	$0.69	$0.69		12/30/2024
Craig Parry[4]	Option	325,000	02/27/2019	$0.15	$0.15	$0.43	02/26/2029
Director		250,000	06/13/2019	$0.17	$0.17		06/13/2024
		325,000	12/30/2019	$0.69	$0.69		12/30/2024
Simon Cmrlec[5]	Option	325,000	02/27/2019	$0.15	$0.15	$0.43	02/26/2029
Director		100,000	06/13/2019	$0.17	$0.17		06/13/2024
		100,000	12/30/2019	$0.69	$0.69		12/30/2024
Stuart Smith[6]	Option	325,000	02/27/2019	$0.15	$0.15	$0.43	02/26/2029
Director		100,000	06/13/2019	$0.17	$0.17		06/13/2024
		100,000	12/30/2019	$0.69	$0.69		12/30/2024

(1) On April 30, 2020, Michael Konnert held a total of 1,250,000 stock options.

(2) On April 30, 2020, Martin Bajic held a total of 86,000 stock options.

(3) On April 30, 2020, Charles Funk held a total of 725,000 stock options.

(4) On April 30, 2020, Craig Parry held a total of 900,000 stock options.

(5) On April 30, 2020, Simon Cmrlec held a total of 525,000 stock options.

(6) On April 30, 2020, Stuart Smith held a total of 525,000 stock options.

No compensation securities were exercised by any director or NEO during the most recently completed financial year.

Stock option plans and other incentive plans

Effective May 22, 2018, the board of directors of the Company (the "Board") adopted a rolling 10% stock option plan (the "Plan"), which Plan was drafted in accordance with the latest policies and rules of the TSX Venture Exchange ("TSXV"). The Plan was accepted for filing by the TSXV. The Plan was approved by shareholders of the Company at its last annual general meeting held on May 23, 2019 and will be required to be approved by shareholders of the Company at its next annual general meeting.

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified employees, directors, officers, consultants and employees of a person or company which provides management services to the Company or its associated, affiliated, controlled and subsidiary companies (the "Participants") and to grant such Participants stock options to acquire up to 10% of the Company's issued and outstanding common shares of the Company ("Common Shares") from time to time. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. The Plan provides that the directors of the Company may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Plan. The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

The Plan provides for the following restrictions: (i) no Participant may be granted an option if that option would result in the total number of stock options granted to the Participant in the previous 12 months, exceeding 5% of the issued and outstanding Common Shares unless the Company has obtained disinterested shareholder approval in accordance with TSXV Policies; (ii) the aggregate number of options granted to Participants conducting Investor Relations Activities (as defined in TSXV Policies) in any 12 month period must not exceed 2% of the issued and outstanding Common Shares, calculated at the time of grant; and (iii) the aggregate number of options granted to any one consultant in any 12 month period must not exceed 2% of the issued and outstanding Common Shares, calculated at the time of grant.

In addition, options granted to consultants conducting Investor Relations Activities (as defined in TSXV Policies) will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting or such longer vesting.

Employment, consulting and management agreements

The Company entered into a consulting agreement with Charles Funk, VP of Exploration, on June 1, 2019 and the agreement may be terminated by either party by providing 90-days notice. Mr. Funk receives an annual income of $152,000 and received a signing bonus of $40,000. There is no change of control provision.

Subsequent to the year ended April 30, 2020, the Company entered into a consulting agreement with Michael Konnert for his services as CEO. Pursuant to the terms of the consulting agreement, the Company has agreed to pay Mr. Konnert a base salary of $350,000. In addition, Mr. Konnert is eligible to receive a performance bonus and/or special bonus as set by the Board from time to time. The agreement is for an indefinite term. Mr. Konnert may resign by giving the Company 30 days' notice in which he shall not be entitled to any severance payment but shall be entitled to receive all annual salary earned to and including the last written notice day together with any final expenses and annual bonus in respect of a completed fiscal year which has been earned but not paid. The Company may terminate without cause at any time by giving 30 days' written notice or payment in lieu in thereof, as part of the final wages. Severance shall be payable and will consist of (i) final wages and (ii) an additional lump sum equal to the highest monthly bonus multiplied by the number of completed months in the current fiscal year. In the event of termination after a change of control without cause within 12 months after the change of control, the Company shall provide Mr. Konnert with a lump sum of up to 36 months pay, equivalent to the number of months of the aggregate of his annual salary plus an additional lump sum equal to the highest monthly bonus multiplied by the number of completed months in the current fiscal year up to the termination date.

Oversight and description of director and named executive officer compensation

The objective of the Company's compensation program is to compensate the executive officers for their services to the Company at a level that is both in line with the Company's fiscal resources and competitive with companies at a similar stage of development.

The Company has not defined financial entitlements for directors. Directors of the Company are eligible to participate in the Plan.

Option-Based Awards

The Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSXV and closely align the interests of the executive officers with the interests of shareholders.

The directors and officers of the Company from time to time may be granted incentive stock options in accordance with the policies of the TSXV and pursuant to the Plan.

Compensation Risk Management

The Board has reviewed the risks, if any, associated with the Company's current compensation policies and practices. The Board relies on the general knowledge and experience of the directors to identify and mitigate any compensation policies and practices that could encourage inappropriate or excessive risks taking.

The Board has not identified any specific risks associated with the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company has not adopted a policy forbidding directors or executive officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company's securities granted as compensation or held, directly or indirectly, by directors or executive officers. The Company is not, however, aware of any directors or executive officers having entered into this type of transaction.

Compensation Governance

In light of the Company's size and limited elements of executive compensation, the Board does not have a compensation committee and does not deem it necessary to consider at this time the implications of the risks associated with the Company's compensation policies and practices. Also, there are no risks which have been identified in the Company's practices to date which would reasonably be likely to have a material adverse effect on the Company. In addition, the CEO and the Board from time to time determine the stock option grants to be made pursuant to the Plan. The Board awards bonuses at its sole discretion and does not have pre-existing performance criteria or objectives.

Pension disclosure

The Company does not provide a pension to a NEO, director or officer nor does it have a defined benefit plan.

Companies reporting in the United States

The Company does not currently have any reporting requirements to the United States.